12010356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC

SEC FILE NUMBER
8- 68173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOD'S POINT CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 FIRST STAMFORD PLACE
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER WRIGHT, CHIEF FINANCIAL OFFICER (203)409-3748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

PRICEWATERHOUSECOOPERS CENTER 300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Washington, DC
123

Tod's Point Capital LLC

Statement of Financial Condition
December 31, 2011

pwc

Tod's Point Capital LLC

Statement of Financial Condition
December 31, 2011

Tod's Point Capital LLC
Table of Contents
December 31, 2011

		Page(s)
Report of Independent Auditors		1
Statement of Financial Condition		
Statement of Financial Condition		2
Notes to Statement of Financial Condition		3-6
Supplementary Schedules		
Schedule I	Computation of Net Capital under SEC Rule 15c3-1	7
Schedule II	Computation of Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3	8

pwc

Report of Independent Auditors

To the Member of
Tod's Point Capital LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tod's Point Capital LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Tod's Point Capital LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	3,832,785
Fixed assets (net of accumulated depreciation of $80,226)		77,726
Prepaid expenses and other assets		36,395
Total assets	$	3,946,906
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$	367,915
Accounts payable and other accrued expenses		44,900
Payable to clearing broker		25,297
Total liabilities		438,112
Commitments and Contingencies (Note 3)		
Member's Equity		3,508,794
Total liabilities and member's equity	$	3,946,906

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tod's Point Capital LLC (the "Company"), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since January 5, 2010. The Company is an introducing broker-dealer, does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii).

The Company is a wholly owned subsidiary of Tod's Point Capital Holding Company LLC ("the Parent"), a Delaware limited liability company.

2. Summary of Significant Accounting Policies

This statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of U.S. GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the SEC. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at time of acquisition to be cash equivalents.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All the Firm's financial instruments are Level 1 under ASC 820.

Income Taxes
The Company is a wholly owned subsidiary of the Parent and is treated as a disregarded entity for United States ("U.S.") tax purposes. The Company the Parent is not subject to Federal, State or Local income taxes as it has elected to be taxed as a partnership whereby its owners are personally responsible for taxes on income allocated to them.

The Company follows the provisions of ASC 740-10, Income Taxes ("ASC 740-10"), which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in Company recording a tax liability that would reduce member's equity. The Company has no such uncertain tax positions.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis at rates based upon the estimated useful lives of the respective assets. As of December 31, 2011, the Company's fixed assets include computer hardware with a useful life of five years and an original cost of $157,952 and accumulated depreciation of $80,226.

3. Commitments and Contingencies

The Company entered into a lease agreement on November 25, 2009, for office space through December 31, 2012. Future minimum annual rental commitments under the lease are as follows:

Year	Amount
2012	178,959
Total	$ 178,959

4. Related Parties

In accordance with applicable SEC and FINRA Regulations, the Parent is not permitted to withdraw capital from the Company if its net capital would fall below minimum required levels.

In January 2009, the Company entered into a Services Agreement ("Services Agreement") with Ellington Management Group, L.L.C., a Delaware limited liability company ("EMG"). EMG is under common control with the Parent. EMG Holdings, L.P., a Delaware Limited Partnership, is a direct owner of the Parent, an indirect owner of the Company and a direct owner of EMG. Under the Services Agreement, EMG agrees to provide certain administrative and operational services to the Company. These services include the provision of executive management, compliance, legal and accounting personnel as required and requested by the Company. Certain administrative and overhead expenses incurred by EMG in providing services are charged directly to the Company. Liabilities owed under this Service Agreement, in the amount of $136,625, are included in Payable to related parties on the Statement of Financial Condition at December 31, 2011. Additionally, as

of year-end, there were unpaid services of $226,073 relating to the Services Agreement from 2010 and 2009.

5. Cash and Cash Equivalents

As of December 31, 2011, the Company's cash and cash equivalents include the following balances outstanding:

Financial Institution	Balance	% of Total
JP Morgan Prime Money Market Premier Fund	$ 2,013,000	52.52%
JP Morgan U.S. Treasury Plus Premier Fund	1,375,000	35.87%
Blackrock Liquidity Temp Fund	368,000	9.60%
Checking Account with the Bank of New York Mellon	76,785	2.00%
Total	$ 3,832,785	100.00%

Cash is primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of the Company's management that the solvency of the referenced financial institution is not a concern at this time.

6. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker, Pershing LLC. The clearing broker carries all customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer securities transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $3,319,618, which was $3,219,618 above its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .13 to 1 at December 31, 2011.

8. Subsequent Event

On February 9, 2012, the Company modified the lease agreement dated as of November 25, 2009 by signing a lease extension agreement, which extended the term of the lease from December 31, 2012 to December 31, 2014. The future minimum annual rental commitments under the lease extension agreement are $183,073 and $185,130 for the year 2013 and 2014 respectively. There are no other events or transactions after December 31, 2011 that would require recognition or disclosure through the issuance date of this statement of financial condition.

Tod's Point Capital LLC
Computation of Net Capital under SEC Rule 15c3-1
As of December 31, 2011 — Supplementary Schedule I

Computation of net capital	
Total member's equity	$ 3,508,794
Deduction and/or charges	
Nonallowable assets	
Fixed assets	77,726
Prepaid expenses and other assets	36,330
Total deductions and/or charges	114,056
Net capital before haircuts on securities positions (tentative net capital)	3,394,738
Haircuts on securities	75,120
Net capital	3,319,618
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to related parties	367,915
Accounts payable and other accrued expenses	44,900
Payable to clearing broker	25,297
Total aggregate indebtedness	438,112
Computation of basic net capital requirements	
Minimum net capital required (calculated as the greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 3,219,618
Ratio: Aggregate indebtedness to net capital	.13 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital computation as shown above and corresponding computation included in the Company's unaudited focus report form X-17A-5 Part IIA as of December 31, 2011, which was filed on January 26, 2012.

Tod's Point Capital LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3

December 31, 2011 **Supplementary Schedule II**

The Company does not take possession or control of securities or funds for customers and, therefore, is exempt from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.